Smart Tire Recycling, Inc.



ANNUAL REPORT

4131 Stanley St.

Pittsburgh, PA 15207

(773) 971-1342

https://www.smarttirerecycling.com/

This Annual Report is dated April 28, 2022.

BUSINESS

Smart Tire Recycling, Inc. ("Smart Tire Recycling" or the "Company") is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania that has developed an innovative, patented process to recycle waste tires into carbon black, oils and gas. This process successfully addresses one of the greatest pollution problems in the world today.

Over time, this may eliminate the need to manufacture up to half of the global demand for carbon black (a major component in the manufacturing of tires and all rubber-based products). Furthermore this process can reduce CO_2 emissions by a significant measure.

The Company's business model is to build, own and operate plants, using our proprietary, patented technology for recovering high quality carbon black and other commercially viable compounds. The plants will be placed at strategic locations throughout the world, next to the customers. Our main customers will be tire manufacturers.

The Company's top 3 reasons to invest are: excellent market environment with manufacturers looking to incorporate recycled materials into their products , proprietary recycling process and a highly experienced team.

The Company's process is backed up by two patents relevant to parts of our technology and one patent-pending on the whole system and process, in addition to trade secrets. The patents are owned by Smart Tire Recycling, Inc.

Smart Tire Recycling, Inc. was formed by Smart Tire Recycling Corporation to facilitate capital raising for the R&D program. Smart Tire Recycling Corporation owns an approximate 61% stake in Smart Tire Recycling, Inc. on a fully diluted basis.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $20,000.00
Use of proceeds: General operations
Date: December 12, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $475,576.84
Number of Securities Sold: 254,224
Use of proceeds: General operations
Date: August 01, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: General operations
Date: August 01, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $538,408.30
Number of Securities Sold: 283,802
Use of proceeds: Working Capital
Date: October 09, 2020
Offering exemption relied upon: Regulation CF

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $11,308.07
Number of Securities Sold: 5,037
Use of proceeds: Working capital
Date: February 12, 2021
Offering exemption relied upon: Regulation CF

Name: Preferred Stock
Type of security sold: Equity

Final amount sold: $64,322.00
Number of Securities Sold: 33,587
Use of proceeds: Working Capital
Date: March 01, 2021
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

The Company has not generated revenue, and all funding has been used to develop the technology.

From day one of our launch, we have 100k committed. With our monthly burn of 20-30k we have 4-5 months of runway.

Foreseeable major expenses based on projections:

Major expenses will be payroll and contracted work necessary to further the goals of patent development and pilot plant construction.

Future operational challenges:

1. Being a completely new process of tire recycling, we forsee some technical challenges when we scale-up the process. However, we have on board the best engineers and consultants in the area, so we have the scalability in mind since early on, during the R&D stages.

2. Another operational challenge can be the availability of a consistent quality tire shred supply. While there are plenty of scrap tires available across America and the world, they are not necessarily consolidated in one location and, at times, could be difficult to supply for production. We can mitigate this risk by acquiring shredders and manufacturing its own proprietary "shred material".

Future challenges related to capital resources:

The financial capital will be the main challenge. We will need to make sure we have the money to execute the plan.

Future milestones and events:

Building and operating the pilot plant:

- building and optimization of the pilot plant will require significant capital.

- on the other hand, starting to produce and sell large amount of carbon black and oils to customers, will bring the first sales revenue into the company.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $142,244.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Two holders

Amount Owed: $70,000.00

Interest Rate: 0.0%

Preferred stock can be converted into an interest-bearing note. Two holders of preferred stock totaling $70,000 have converted to a note payable.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lacramioara Schulte auf'm Erley

Lacramioara Schulte auf'm Erley's current primary role is with Made-up Gossip. Lacramioara Schulte auf'm Erley currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: August 27, 2020 - Present

Responsibilities: Overseeing technical development

Position: fractional CTO

Dates of Service: August 27, 2020 - Present

Responsibilities: overseeing technical development

Other business experience in the past three years:

Employer: Made-up Gossip

Title: Co-founder

Dates of Service: July 17, 2020 - Present
Responsibilities: product and business development

Other business experience in the past three years:

Employer: Self-Employed

Title: engineering consultant

Dates of Service: January 01, 2018 - Present
Responsibilities: freelance engineering consultant

Name: Adam Epstein

Adam Epstein 's current primary role is with Self-employed. Adam Epstein currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Advisor

Dates of Service: January 01, 2021 - Present

Responsibilities: Advising on product and finances

Other business experience in the past three years:

Employer: Self-employed

Title: Owner

Dates of Service: February 01, 2008 - Present
Responsibilities: advise and consult to start-up companies

Name: Mendel Bassman

Mendel Bassman 's current primary role is with Smart Tire Recycling. Mendel Bassman currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member and CTO

Dates of Service: September 25, 2020 - Present

Responsibilities: Directing the engineers in their R&D work

Other business experience in the past three years:

Employer: Smart Tire Recycling

Title: CEO

Dates of Service: August 01, 2016 - Present
Responsibilities: leading product development and fundraising

Other business experience in the past three years:

Employer: TLY Caring Service LLC

Title: Director

Dates of Service: August 01, 2016 - December 31, 2016
Responsibilities: managing operations

Name: Raymond Riek

Raymond Riek's current primary role is with R&D Management Consulting, LLC. Raymond Riek currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September 25, 2020 - Present

Responsibilities: Secretary

Other business experience in the past three years:

Employer: R&D Management Consulting, LLC

Title: Owner

Dates of Service: January 01, 2013 - Present
Responsibilities: Research and Development consultant

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Mendel Bassman

Amount and nature of Beneficial ownership: 600,000

Percent of class: 34.43

Title of class: Common Stock

Stockholder Name: Smart Tire Recycling Corporation

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 56.0

RELATED PARTY TRANSACTIONS

Name of Entity: Betzalel Bassman

Relationship to Company: Officer

Nature/amount of interest in the transaction: He has loaned $1,570 to the Company

Material Terms: There are no terms.

OUR SECURITIES

The company has authorized Common Stock, Series CF1 Seed Convertible Preferred Stock ("Series CF1 Seed Preferred Stock"), Series CF2 Seed Convertible Preferred Stock of the Company ("Series CF2 Seed Preferred Stock"), Series CF3 Seed Preferred Stock, Convertible Notes - Idea Foundry, Convertible Note - Jeffrey Silverman, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,675,000 of Series CF3 Seed Preferred Stock.

Common Stock

The amount of security authorized is 14,000,000 with a total of 6,300,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 1,000,000 of shares reserved under the Company's stock option plan.

The total amount outstanding does not include any of shares to be issued pursant to debt securities.

Series CF1 Seed Convertible Preferred Stock ("Series CF1 Seed Preferred Stock")

The amount of security authorized is 1,500,000 with a total of 1,439,056 outstanding.

Voting Rights

Voting Rights. The holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible.

Material Rights

Dividends. The Company will accrue an annual dividend of 8% on the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock until all Preference Amounts have been fully paid. The Company is not required to pay any annual dividend. The holders of the Series CF1 Seed Preferred Stock and/or Series CF2 Seed Preferred Stock shall also be entitled to dividends, when and if declared on the Common Stock, based on the number of shares of Series CF Seed Preferred Stock outstanding at the time of such dividend declaration and the conversion rate then in effect.

Conversion: Any holder of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock shall have the right to convert those shares, with any accrued but unpaid dividends, at any time into Common Stock, at the conversion price then in effect. Additionally, each share of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall be converted into Common Stock, if so elected by holders of a majority of the shares of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, with any accrued but unpaid dividends convertible at the conversion price then in effect.

After the Preference Amounts have been paid in full, each share of the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, shall be convertible into shares of the Company's Common Stock at the election of the Company, provided, however, that all shares of the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, shall be automatically converted upon a public offering of the Company's securities of at least Twenty Million Dollars ($20,000,000) where the Common Stock is offered for not less than Four Dollars ($4.00) per share.

Series CF1 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., a conversion price of $.37414), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below. Series CF2 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., a conversion price of $.449), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below.

If at any time, the Company shall issue additional shares of Common Stock (or shares of another class of stock convertible into common stock or warrants or options for common stock or a class of convertible stock, or debt convertible into any of the foregoing) and if the price per share is less than the then current conversion price, the conversion price shall be adjusted to a weighted average based on such lower price. Shares, options or warrants issued to institutional lenders, strategic partners and under a Company option plan of 1,000,000 shares (and any increase approved by holders of a majority of the shares of Series CF Seed Preferred Stock) are excluded.

Liquidation Rights: Unless previously converted, the holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall be entitled to a liquidation preference equal to the Preference Amount (reduced by any dividends actually paid to such holders). The liquidation preference shall also be applicable, in the form of a cash or in-kind payment to the holders of any Series CF Seed Preferred Stock not previously converted (in lieu of any participation with Common Stock), in the event of a sale of all or substantially all of the assets of, or merger (including stock for stock exchanges) or consolidation of, the Company. After payment of the Preference Amount, the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock will share pro rata on an "as converted basis".

If there are not sufficient proceeds to fully pay all Preference Amounts for all outstanding Preferred Shareholders, the proceeds of liquidation will be distributed pro rata to the holders, based on the respective liquidation preferences.

Board Rights: At each election of Directors, the holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock will vote as a single separate class to elect one (1) director (the "Series CF1 & 2 Seed Director"). Holders of Series CF3 Seed Preferred Stock have the right to elect one (1) director; Holders of Series Seed Preferred Stock have the right to elect one (1) director; and the holders of common stock have the right to elect four (4) directors.

Right of First Refusal: The Company shall have a right of first negotiation and first refusal and the remaining stockholders shall have a right of second refusal with respect to any proposed sale of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock (or Common Stock into which it has been converted) by any Series CF Seed investor to a third party (transfers among Series CF Seed investors excluded). These rights shall terminate upon the Company's initial public offering or upon sale of the Company.

Stock Options, Warrants, Etc.: The Company has reserved 1,000,000 shares of Common Stock for issuance under its Option Plan.

Protective Rights: The holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed

Preferred Stock by a majority vote, in each case as a separate class, have the right to consent to amendments to the Company's Certificate of Incorporation, By-Laws or any other action which materially and adversely affects the rights, privileges and preferences of the Series CF1 Seed Preferred Stock and/or Series CF2 Seed Preferred Stock, as the case may be, in relation to the Common Stock.

The Series CF Seed investors shall have preemptive rights to invest on the same terms as subsequent investors (unless (i) waived by the holders of a majority of the shares of Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, in response to a demand made with respect to any proposed Venture Capital or institutional investment of $2,000,000 or more, or (ii) waived by the holders of at least two-thirds of the shares of Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be). The Series CF Seed investors will not have preemptive rights with regard to any strategic stock investments, acquisitions by the Company or other similar transactions. A stock option plan (or warrants for consultants, etc.) can be adopted or increased, without triggering the pre-emptive rights of the Series CF Seed investors.

The Series CF Seed investors shall have take-along rights and be subject to bring-along obligations with respect to any transaction approved by the holders of Common Stock (subject to the three times "exit" provision above).

Information Rights: Each Series CF Seed investor shall be entitled to receive annual unaudited financial statements, as well as any significant revisions to the Company's business plan. The annual statements will be delivered within 120 days after the end of the fiscal year. If for any other reason, such statements are audited or reviewed, then such audited or reviewed statements shall be delivered. Additionally, such statements will be accompanied by a summary business report. To the extent that the Board approves any substantial change to the Company's business plan, such plan or a summary of the changes will be provided to each Series CF Seed Investor.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and

direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

the purchase price of the securities, and

the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

Series CF2 Seed Convertible Preferred Stock of the Company ("Series CF2 Seed Preferred Stock")

The amount of security authorized is 50,000 with a total of 25,185 outstanding.

Voting Rights

Voting Rights. The holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible.

Material Rights

Please review the material rights listed under the Series CF1 Seed Preferred Common Stock.

Series CF3 Seed Preferred Stock

The amount of security authorized is 3,200,000 with a total of 0 outstanding.

Voting Rights

The holders of Series Seed Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible. Please see voting rights for shares sold in this offering below.

Material Rights

Dividends. The Company will accrue an annual dividend of 8% on the Series CF3 Seed Preferred Stock until all Preference Amounts have been fully paid. The Company is not required to pay any annual dividend. The holders of the Series CF3 Seed Preferred Stock shall also be entitled to dividends, when and if declared on the Common Stock, based on the number of shares of Series CF Seed Preferred Stock outstanding at the time of such dividend declaration and the conversion rate then in effect.

Conversion: Any holder of Series CF3 Seed Preferred Stock shall have the right to convert those shares, with any accrued but unpaid dividends, at any time into Common Stock, at the conversion price then in effect. Additionally, each share of Series CF3 Seed Preferred Stock shall be converted into Common Stock, if so elected by holders of a majority of the shares of

Series CF3 Seed Preferred Stock, with any accrued but unpaid dividends convertible at the conversion price then in effect.

After the Preference Amounts have been paid in full, each share of the Series CF3 Seed Preferred Stock shall be convertible into shares of the Company's Common Stock at the election of the Company, provided, however, that all shares of the Series CF3 Seed Preferred Stock, as the case may be, shall be automatically converted upon a public offering of the Company's securities of at least Twenty Million Dollars ($20,000,000) where the Common Stock is offered for not less than Four Dollars ($4.00) per share.

Series CF1 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., a conversion price of $1.66), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below.

If at any time, the Company shall issue additional shares of Common Stock (or shares of another class of stock convertible into common stock or warrants or options for common stock or a class of convertible stock, or debt convertible into any of the foregoing) and if the price per share is less than the then current conversion price, the conversion price shall be adjusted to a weighted average based on such lower price.

Shares, options or warrants issued to institutional lenders, strategic partners and under a Company option plan of 1,000,000 shares (and any increase approved by holders of a majority of the shares of Series CF Seed Preferred Stock) are excluded.

Liquidation Rights: Unless previously converted, the holders of the Series CF3 Seed Preferred Stock shall be entitled to a liquidation preference equal to the Preference Amount (reduced by any dividends actually paid to such holders). The liquidation preference shall also be applicable, in the form of a cash or in-kind payment to the holders of any Series CF Seed Preferred Stock not previously converted (in lieu of any participation with Common Stock), in the event of a sale of all or substantially all of the assets of, or merger (including stock for stock exchanges) or consolidation of, the Company. After payment of the Preference Amount, the Series CF3 Seed Preferred Stock will share pro rata on an "as converted basis".

If there are not sufficient proceeds to fully pay all Preference Amounts for all outstanding Preferred Shareholders, the proceeds of liquidation will be distributed pro rata to the holders, based on the respective liquidation preferences.

Board Rights: At each election of Directors, the holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock will vote as a single separate class to elect one (1) director (the "Series CF1 & 2 Seed Preferred Director"). Holders of Series CF3 Seed Preferred Stock have the right to elect one (1) director; Holders of Series Seed Preferred Stock have the right to elect one (1) director and the holders of common stock have the right to elect four (4) directors.

Right of First Refusal: The Company shall have a right of first negotiation and first refusal and the remaining stockholders shall have a right of second refusal with respect to any proposed sale of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock (or Common Stock into which it has been converted) by any Series CF Seed investor to a third party (transfers among Series CF Seed investors excluded).

These rights shall terminate upon the Company's initial public offering or upon sale of the Company.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes - Idea Foundry

The security will convert into Preferred stock and the terms of the Convertible Notes - Idea Foundry are outlined below:

Amount outstanding: $20,000.00

Maturity Date: December 15, 2022

Interest Rate: 8.0%

Discount Rate: 30.0%

Valuation Cap: None

Conversion Trigger: Net Proceed of a $1M

Material Rights

There are no material rights associated with Convertible Notes - Idea Foundry.

Convertible Note - Jeffrey Silverman

The security will convert into Preferred stock and the terms of the Convertible Note - Jeffrey Silverman are outlined below:

Amount outstanding: $50,000.00

Maturity Date: December 31, 2024

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Net Proceed of a $1M

Material Rights

There are no material rights associated with Convertible Note - Jeffrey Silverman.

Series Seed Preferred Stock

The amount of security authorized is 1,250,000 with a total of 970,358 outstanding.

Voting Rights

Voting Rights. The holders of Series Seed Preferred Stock Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible.

Material Rights

Relative Ranking. With respect to the payment of dividends and upon liquidation: (a) the holders of Series Seed Preferred Stock are entitled to receive a preference amount (the "Series Seed Preference Amount") equal to $0.238 per share of Series Seed Preferred Stock, plus accrued dividends;

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF3 Seed Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series CF3 Seed Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Series CF3 Seed Preferred Stock in the amount of up to $4.5MM in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Smart Tire Recycling. Delays or cost overruns in the development of our Smart Tire Recycling and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Series CF3 Seed Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Smart Tire Recycling was formed on 8/12/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smart Tire Recycling has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Smart Tire Recycling is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company was organized in 2016 and it has not yet generated revenues or any profits.

The Company's business will be subject to the risks inherent in the development of a new business enterprise. The likelihood of success should be considered in light of the difficulties of attracting and retaining experienced qualified personnel, as well as the problems, expenses, difficulties, complications, and delays which frequently are encountered in connection with the development stages of a new technology-based business, including regulatory issues.

We have identified a process for potentially recycling rubber into its base components in an environmentally friendly manner.

The initial research has been conducted based on the licensing of two patents, with limited remaining useful life. We expect to develop our own intellectual property portfolio and to secure patent protection on the major aspects of such a process. There can be no assurance that our technology development will be successful. If the technology is successfully developed, there is no assurance that we will be able to secure patent protection in the United States and abroad sufficient to protect the rights to such developed technology. And, if such technology is secured, our intellectual property strategy may require the expenditure of substantial resources to protect our rights.

Smart Tire Recycling's Additional Disclosures provided to prospective investors contain "forward-looking statements" regarding the Company's anticipated business and financial results.

The Company's actual business and financial results could be different from those set forth in such materials due to various factors including general economic conditions, specific economic conditions in cardiac-related software, the introduction of new products or services or enhanced versions of existing products or services by the Company and/or its competitors, and the degree to which the Company successfully implements its strategies. Pro forma financial statements contained in such materials or otherwise prepared by or for the Company are mere illustrations and are not to be considered commitments, guarantees, representations, or warranties as to future business prospects of the Company.

As noted, the Company will need substantial additional funds to implement its business plans and is currently negotiating terms with an investment group.

The terms secured by such an investment group may be more favorable to those investors than the terms in this offering.

The Company may seek additional funds by making one or more additional private placement offerings (the "Follow-on Offerings") of shares of stock or Convertible Notes in the Company.

In addition, the Company may investigate strategic alliances with other firms that may also include an investment in the Company. There can be no assurance that the Company will be able to secure such funds on terms acceptable to the Company, if at all, or to arrange any such strategic alliances. Any such investment will result in dilution of the Investor's anticipated ownership percentage

COVID-19

COVID-19 and the uncertainties it presents to the general economy poses a risk to our business. We may have difficulty attracting and retaining key personnel.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Smart Tire Recycling, Inc.

By   /s/ *Betzalel M. Mendel Bassman*

　　　Name: Smart Tire Recycling, Inc.

　　　Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

SMART TIRE RECYCLING INC.

Financial Statements

For the years ended December 31, 2021 and 2020



INDEPENDENT AUDITOR'S REPORT

April 15, 2022

To: Board of Directors, SMART TIRE RECYCLING INC.
Re: 2021-2020 Financial Statement Audit

We have audited the accompanying financial statements of SMART TIRE RECYCLING INC. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2021 and 2020, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 15, 2022

SMART TIRE RECYCLING INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 142,244	$ 194,010
Total current assets	142,244	194,010
Fixed assets, net of accumulated depreciation	107,491	25,287
Intangible assets	9,777	9,777
Total Assets	$ 259,512	$ 229,074
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Notes payable, current	$ 96,130	$ 75,000
Accrued interest	16,661	10,861
Due to related party	34,911	1,570
Other current liabilities	0	10,913
Total current liabilities	147,702	98,344
Total Liabilities	147,702	98,344
STOCKHOLDERS' EQUITY		
Common Stock (2,000,000 shares of no par authorized and 1,072,500 and 1,072,500 shares outstanding as of December 31, 2021 and 2020)	0	0
Preferred Stock (500,000 shares of $0.01 par value authorized and 336,593 and 185,289 shares outstanding as of December 31, 2021 and 2020)	4,968	3,405
Additional paid-in capital	1,094,293	566,477
Retained deficit	(987,451)	(439,152)
Total Stockholders' Equity	111,810	130,730
Total Liabilities and Stockholders' Equity	$ 259,512	$ 229,074

SMART TIRE RECYCLING INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues	$ 0	$ 0
Operating expenses		
General and administrative	526,595	135,019
Selling and marketing	2,344	12,860
Total operating expenses	528,939	147,879
Net Operating Loss	(528,939)	(147,879)
Interest income (expense), net	(7,370)	(5,800)
Depreciation and amortization (expense)	(12,390)	(5,686)
Other income (expense)	400	19,000
Tax (provision) benefit	0	0
Net Loss	$ (548,299)	$ (140,365)

SMART TIRE RECYCLING INC.
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
	Shares	Value	Shares	Value			
Balance as of January 1, 2020	**1,072,500**	**$ 0**	**185,289**	**1,892**	**$ 254,858**	**$ (298,787)**	**$ (42,037)**
Issuance of preferred stock			151,304	1,513	311,619		313,132
Net loss						(140,365)	(140,365)
Balance as of December 31, 2020	**1,072,500**	**$ 0**	**336,593**	**$ 3,405**	**$ 566,477**	**$ (439,152)**	**$ 130,730**
Issuance of preferred stock			146,317	1,563	527,816		529,379
Net loss						(548,299)	(548,299)
Balance as of December 31, 2021	**1,072,500**	**$ 0**	**336,593**	**$ 4,968**	**$ 1,094,293**	**$ (987,451)**	**$ 111,810**

SMART TIRE RECYCLING INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Cash Flows from Operating Activities		
Comprehensive Income (Loss)	$ (548,299)	$ (140,365)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation	12,390	5,686
Changes to operating assets and liabilities		
Increase (Decrease) in other current liabilities	(10,913)	10,913
Net cash used in operating activities	(546,822)	(123,766)
Cash Flows from Investing Activities		
(Acquisition) of capital assets	(94,594)	(11,896)
Net cash provided by investing activities	(94,594)	(11,896)
Cash Flows from Financing Activities		
Proceeds from notes payable	21,130	5,000
Accrued interest increases	5,800	5,800
Proceeds from the issuance of preferred stock, net	529,379	313,132
Proceeds from related party loan	33,341	0
Net cash provided by financing activities	589,650	323,932
Net change in cash and cash equivalents	(51,766)	188,270
Cash and cash equivalents at beginning of period	194,010	5,740
Cash and cash equivalents at end of period	$ 142,244	$ 194,010

SMART TIRE RECYCLING INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

SMART TIRE RECYCLING INC. (the "Company") was incorporated in Pennsylvania on October 23, 2015. The Company is engaged in developing a process to fully recycle used tire rubber and sell the recovered materials, predominantly carbon black as well as steel, syngas and oil. The Company has acquired 2 patents to improve its processes and has developed another patent which is pending. In addition to the sales of materials, the Company can also license its technology to major tire shredders

Going Concern
These financial statements are prepared on a going concern basis. Since inception, the Company has relied on raising securities to fund its operations. As of December 31, 2021, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as the ongoing COVID-19 pandemic and economic uncertainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $142,244 and $194,010 of cash on hand, respectively.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2021 and 2020.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company has not yet recorded any revenue.

Costs of Revenues
The Company will record the direct labor, direct material, certain overhead items as relating the costs of goods sold.

Accounts Receivable, Net
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and

obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 approximates $2.7 million. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 4 – STOCKHOLDERS' EQUITY

As of December 31, 2021, the Company is authorized to issue 2,500,000 shares of Common Stock, no par value of which 1,060,000 shares are issued and outstanding, 200,000 shares reserved for the option plan, of which 12,500 have been issued, and 500,000 shares of Preferred Stock, par value $0.01 of which 336,593 shares are issued and outstanding. The past price of the Preferred Stock was $1.19 per share.

In 2020, the Company sold securities pursuant to Regulation CF on Wefunder. During 2020, the Company raised $282,938 through the issuance of 151,304 shares of preferred stock. During 2021, the Company raised $529,379 through the issuance of 146,317 shares of preferred stock.

NOTE 5 – DEBT

Preferred stock can be converted into an interest bearing note. Two holders of preferred stock totaling $70,000 have converted to a note payable.

Paycheck Protection Program ("PPP") Loan Payable
During the year ended December 31, 2020, the Company applied for and received a $19,000 PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company has applied for loan forgiveness in line with the terms permitted and received a formal acknowledgement that the loan was forgiven in full during the year. The PPP loan forgiveness was recorded as other income in the Company's 2020 statement of operations.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates conducting offerings in 2022 and selling additional securities in offerings intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding.

Management's Evaluation
Management has evaluated subsequent events through April 15, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Betzalel M. Mendel Bassman , Principal Executive Officer of Smart Tire Recycling, Inc., hereby certify that the financial statements of Smart Tire Recycling, Inc. included in this Report are true and complete in all material respects.

Betzalel M. Mendel Bassman

President & CEO